FORM U-13-60
Mutual and Subsidiary Service Companies
Revised February 7, 1980


ANNUAL REPORT


For the Period

Beginning January 1, 1999 and Ending December 31, 1999


To The

U.S. SECURITIES AND EXCHANGE COMMISSION

Of

NEW ENGLAND POWER SERVICE COMPANY

A Subsidiary Service Company


Date of Incorporation:  September 5, 1935


State or Sovereign Power under which Incorporated or Organized:

The Commonwealth of Massachusetts


Location of Principal Executive Offices of Reporting Company:

25 Research Drive
Westborough, MA  01582


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

K. O. Nuey,Jr.
Vice President and Controller
25 Research Drive
Westborough, MA  01582


Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

National Grid USA, successor to
New England Electric System


SEC 1926 (6-82)

INSTRUCTIONS FOR USE OF FORM U-13-60


     1. Time of Filing Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

     2. Number of Copies Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. Period Covered by Report The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. Report Format Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5. Money Amounts Displayed All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

     6. Deficits Displayed Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c))

     7. Major Amendments or Corrections Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

     8. Definitions  Definitions contained in Instruction 01-8 to the
Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart The service company shall submit with each annual report a copy of its current organization chart.

     10. Methods of Allocation The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

     11. Annual Statement of Compensation for Use of Capital Billed The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

     Schedule or     Page
Description of Schedules and Accounts     Account No.     Number

COMPARATIVE BALANCE SHEET     Schedule I     4-5

     Service company property     Schedule II     6-7
     Accumulated provision for depreciation
      and amortization of service company
      property     Schedule III     8
     Investments     Schedule IV     9
     Accounts receivable from associate
      companies     Schedule V     10
     Fuel stock expenses undistributed     Schedule VI     11
     Stores expense undistributed     Schedule VII     12
     Miscellaneous current and accrued assets     Schedule VIII     13
     Miscellaneous deferred debits     Schedule IX     14
     Research, development, or demonstration
      expenditures     Schedule X     15
     Proprietary capital     Schedule XI     16
     Long-term debt     Schedule XII     17
     Current and accrued liabilities     Schedule XIII     18
     Notes to financial statements     Schedule XIV     19

COMPARATIVE INCOME STATEMENT     Schedule XV     20

     Analysis of billing - associate
      companies     Account 457     21
     Analysis of billing - nonassociate
      companies     Account 458     22
     Analysis of charges for service
      - associate and nonassociate companies     Schedule XVI     23
     Schedule of expense by department or
      service function     Schedule XVII     24-26
     Departmental analysis of salaries     Account 920     27
     Outside services employed     Account 923     28-30
     Employee pensions and benefits     Account 926     31
     General advertising expenses     Account 930.1     32
     Miscellaneous general expenses     Account 930.2     33
     Rents     Account 931     34
     Taxes other than income taxes     Account 408     35
     Donations     Account 426.1     36
     Other deductions     Account 426.5     37
     Notes to statement of income     Schedule XVIII     38

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
          Page
Description of Reports or Statements          Number

ORGANIZATION CHART          39

METHODS OF ALLOCATION          40

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED     41
ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE I
COMPARATIVE BALANCE SHEET

Give balance sheet of Company as of December 31 of the current and prior year
Account     Assets and Other Debits     As of December 31
          Current          Prior
     SERVICE COMPANY PROPERTY
101     Service company property (Schedule II)     $  0     $  1.8
107     Construction work in progress (Schedule II)
                    ------     ------
               Total Property     $  0     $  1.8
                    ------     ------
108     Less accumulated provision for depreciation
          and amortization of service
          company property  (Schedule III)
                    ------     ------
               Net Service Company Property     0     1.8
                    ------     ------
     INVESTMENTS
123     Investments in associate companies (Schedule IV)
124 &
128     Other Investments (Schedule IV)     82.7     72.9
                    ------     ------
               Total Investments     82.7     72.9
                    ------     ------
     CURRENT AND ACCRUED ASSETS
131     Cash
134     Special deposits     .1     .1
135     Working funds
136     Temporary cash investments (Schedule IV)          2.7
141     Notes receivable from associate companies
          (Money Pool)
143     Accounts receivable     .1     .2
144     Accumulated provision of uncollectible accounts
146     Accounts receivable from associate companies
          (Schedule V)     23.4     37.6
152     Fuel stock expenses undistributed (Schedule VI)
154     Materials and supplies
163     Stores expense undistributed (Schedule VII)
165     Prepayments     4.3     4.1
174     Miscellaneous current and accrued assets
          (Schedule VIII)
                    ------     ------
               Total Current and Accrued Assets     27.9     44.7
                    ------     ------
     DEFERRED DEBITS
181     Unamortized debt expense
184     Clearing accounts
186     Miscellaneous deferred debits (Schedule IX)     16.2     8.3
188     Research, development, or demonstration
          expenditures (Schedule X)
190     Accumulated deferred income taxes     17.3     15.3
                    ------     ------
               Total Deferred Debits     33.5     23.6
                    ------     ------
               TOTAL ASSETS AND OTHER DEBITS     $144.1     $143.0
                    ======     ======

Page 5

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE I
COMPARATIVE BALANCE SHEET
Account     Liabilities and Proprietary Capital          As of December 31
          Current          Prior
     PROPRIETARY CAPITAL
201     Common stock issued (Schedule XI)
211     Miscellaneous paid-in-capital (Schedule XI)     $ 16.4     $ 16.4
215     Appropriated retained earnings (Schedule XI)
216     Unappropriated retained earnings (Schedule XI)     12.6     10.4
                    ------     ------
               Total Proprietary Capital     29.0     26.8
                    ------     ------

     LONG-TERM DEBT
223     Advances from associate companies (Schedule XII)
224     Other long-term debt (Schedule XII)
225     Unamortized premium on long-term debt
226     Unamortized discount on long-term debt - debit
                    ------     ------
               Total Long-Term Debt
                    ------     ------

     CURRENT AND ACCRUED LIABILITIES
231     Notes payable
232     Accounts payable     13.3     9.5
233     Notes payable to associate companies
          (Schedule XIII)     5.3
234     Accounts payable to associate companies
          (Schedule XIII)     .7     .5
236     Taxes accrued
237     Interest accrued
238     Dividends declared
241     Tax collections payable     .2     .1
242     Miscellaneous current and accrued
          liabilities (Schedule XIII)     8.3     8.3
                    ------     ------
               Total Current and Accrued Liabilities     27.8     18.4
                    ------     ------
     DEFERRED CREDITS
253     Other deferred credits     87.3     97.8
255     Accumulated deferred investment tax credits
                    ------     ------
               Total Deferred Credits     87.3     97.8
                    ------     ------
282     ACCUMULATED DEFERRED INCOME TAXES
                    ------     ------
               TOTAL LIABILITIES AND PROPRIETARY CAPITAL     $144.1     $143.0
                    ======     ======

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE II
SERVICE COMPANY PROPERTY


     BALANCE AT          RETIREMENTS          BALANCE
     BEGINNING          OR     OTHER (1)     AT CLOSE
DESCRIPTION     OF YEAR     ADDITIONS     SALES     CHANGES     OF YEAR
Account

301     Organization
303     Miscellaneous
          Intangible
          Plant
304     Land and Land
          Rights
305     Structures and
          Improvements
306     Leasehold
          Improvements
307     Equipment (2)     $1.8               ($1.8)     $0
308     Office
          Furniture and
          Equipment
309     Automobiles,
          Other Vehicles
          and Related
          Garage
          Equipment
310     Aircraft and
          Airport
          Equipment
311     Other Service
          Company
          Property (3)
               ------     ------     ------     ------     ------
         SUB-TOTAL     1.8               (1.8)     0
               ------     ------     ------     ------     ------
107     Construction
          Work in
          Progress (4)
               ------     ------     ------     ------     ------
               TOTAL     $1.8               ($1.8)     $0
                    ======     ======     ======     ======     ======


ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE II - CONTINUED

(1)     PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

          None

(2)Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

                    BALANCE
                    AT CLOSE
     SUBACCOUNT DESCRIPTION     OTHER CHANGES     OF YEAR

     Capitalized lease for computer
     information system     ($1.8)(A)     $0
               ------     ------
          TOTAL     ($1.8)     $0
               ======     ======


(A) Reflects amortization of capital lease.

(3)     DESCRIBE OTHER SERVICE COMPANY PROPERTY:

          None








(4)     DESCRIBE CONSTRUCTION WORK IN PROGRESS:

          None

Page 8

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE III
ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY


          ADDITIONS          OTHER
     BALANCE AT     CHARGED          CHANGES     BALANCE
     BEGINNING     TO     RETIRE-     ADD     AT CLOSE
DESCRIPTION     OF YEAR     ACCT 403     MENTS     (DEDUCT)(1)     OF YEAR
Account

301     Organization
303     Miscellaneous
          Intangible
          Plant
304     Land and Land
          Rights
305     Structures and
          Improvements
306     Leasehold
          Improvements
307     Equipment
308     Office
          Furniture and
          Equipment
309     Automobiles,
          Other Vehicles
          and Related
          Garage
          Equipment
310     Aircraft and
          Airport
          Equipment
311     Other Service
          Company
          Property
                    ---     ---     ---     ----     ---
               TOTAL
                    ===     ===     ===     ====     ===


1)     PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

               None

Page 9

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE IV
INVESTMENTS


INSTRUCTIONS:     Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.
          BALANCE AT     BALANCE AT
          BEGINNING     CLOSE
DESCRIPTION          OF YEAR     OF YEAR
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES     None     None
               ------     ------
          TOTAL     None     None
               ======     ======

ACCOUNT 124 & 128 - OTHER INVESTMENTS

     Supplemental Retirement/Deferred
          Compensation Plan Trust Fund     $59.1     $67.1

     General American Life Insurance Company -
          Net Cash Surrender Value     5.5     5.9

     Confederation Life Insurance Company -
          Net Cash Surrender Value     3.2     3.9

        Aurora National Life Insurance Company -
          Net Cash Surrender Value     3.5     3.9

     Metropolitan Life Insurance Company -
          Net Cash Surrender Value     1.7     2.0

     Pacific Mutual Life Insurance Company -
          Deferred Compensation - Life Insurance
          Investments & Net Cash Surrender Value     (.1)     (.1)

                    ------     ------
               TOTAL     $72.9     $82.7
                    ======     ======

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS     $ 2.7     $   0
          See Note A, Schedule XIV
                    ------     ------
               TOTAL     $ 2.7     $   0
                    ======     ======

Page 10
ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE V
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

          BALANCE AT     BALANCE AT
          BEGINNING     CLOSE
          OF YEAR     OF YEAR
DESCRIPTION

ACCOUNT 146 -     ACCOUNTS RECEIVABLE FROM
     ASSOCIATE COMPANIES

     New England Electric System     $  .3
     Massachusetts Electric Company     3.8     $ 4.1
     New England Hydro-Trans. Electric Co., Inc.     .1
     New England Hydro-Transmission Corp.     .2
     New England Power Company     31.6     17.2
     Granite State Electric Company     .2     .2
     The Narragansett Electric Company     1.1     1.7
     Wayfinder, Inc.     .1     .1
     NEES Communications, Inc.     .1     .1
     AllEnergy Marketing Company, L.L.C.     .1
               ------     ------
          TOTAL     $37.6     $23.4
               ======     ======
               TOTAL
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:     PAYMENTS

     New England Electric System     $  .1     $(1.1)
     Nantucket Electric Company     .1     .2
     Massachusetts Electric Company     3.7     3.5
     New England Power Company     2.9     3.1
     Yankee Atomic Electric Company     .1
     Granite State Electric Company     .1     .2
     The Narragansett Electric Company     1.1     1.9
     AllEnergy Marketing Company, L.L.C.     .2
               ------     ------
          TOTAL PAYMENTS     $ 8.3     $ 7.8
               =======     ======

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE VI
FUEL STOCK EXPENSES UNDISTRIBUTED



INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION          LABOR     EXPENSES     TOTAL

ACCOUNT 152 -     FUEL STOCK EXPENSES
          UNDISTRIBUTED     None     None     None

               ----     ----     ----
          TOTAL     None     None     None
               ====     ====     ====



SUMMARY:

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE VII
STORES EXPENSE UNDISTRIBUTED



INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION     LABOR     EXPENSES     TOTAL

ACCOUNT 163 - STORES EXPENSE
          UNDISTRIBUTED     None     None     None

               ----     ----     -----
          TOTAL     None     None     None
               ====     ====     ====

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Thousands of Dollars)

SCHEDULE VIII
MISCELLANEOUS CURRENT AND ACCRUED ASSETS



INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

     BALANCE AT     BALANCE AT
     BEGINNING     CLOSE
DESCRIPTION     OF YEAR     OF YEAR

ACCOUNT 174 -     MISCELLANEOUS CURRENT AND
          ACCRUED ASSETS     None     None

               ----     ----
          TOTAL     None     None
               ====     ====

Page 14

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Thousands)

SCHEDULE IX
MISCELLANEOUS DEFERRED DEBITS



INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.

          BALANCE AT      BALANCE AT
          BEGINNING     CLOSE
DESCRIPTION          OF YEAR     OF YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

     Unbilled Computer Information Systems Costs     $8,190     $15,530
     Unbilled Building Leasehold Improvements     50
     Unbilled Shared Microwave System Expenses     6     646
     Unbilled Heavy Equipment Expenses     135
     Unbilled Transportation     (68)
               ------     ------
          TOTAL     $8,313     $16,176
               ======     ======

Page 15
ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE X
RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION     AMOUNT

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR
          DEMONSTRATION EXPENDITURES     None

               ----
     TOTAL          None
               ====

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(Expressed in Millions, Rounded to Hundred Thousands of Dollars, except per Share Data)

SCHEDULE XI
PROPRIETARY CAPITAL

                         OUTSTANDING
          NUMBER OF     PAR OR STATED          CLOSE OF PERIOD
ACCOUNT          SHARES     VALUE     NO. OF          TOTAL
NUMBER     CLASS OF STOCK     AUTHORIZED     PER SHARE     SHARES
AMOUNT
201          COMMON STOCK ISSUED     4,000     $25     3     $75

INSTRUCTIONS:Classify amounts in each account with a brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

DESCRIPTION                         AMOUNT

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL
          Capital contributions from New England
          Electric System, the holding company,
          authorized on:
          December 21, 1979 (SEC Release Number 35-21354)     $ 1.4
          December 29, 1995               15.0

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS          None
                              ------
          TOTAL                    $16.4
                              ======
INSTRUCTIONS:Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the
Uniform Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

     BALANCE AT     NET INCOME          BALANCE AT
     BEGINNING     OR     DIVIDENDS     CLOSE
DESCRIPTION     OF YEAR     (LOSS)     PAID     OF YEAR

ACCOUNT 216 -UNAPPROPRIATED RETAINED EARNINGS
 Retained earnings     $ 1.8     $1.8(A)     $1.8(C)     $ 1.8
 Unrealized appreciation(B)     8.6     2.3               10.8
     -----     ----          ----     -----
     TOTAL     $10.4     $4.1     $1.8     $12.6
          =====     ====     ====     =====

(A)Return on equity of 11.25% as authorized by SEC File #70-6353 amendment No.
11 dated August 18, 1995.
(B)     Represents unrealized appreciation on marketable securities.
Generally
     Accepted Accounting Principles require such amounts be recorded in the Proprietary Capital without being included in reported net income.
     Since the SEC chart of accounts does not provide for such a common
equity      account, these amounts have been reflected in retained earnings in addition to income reported in the income statement.

(C)          DATE     DATE     NO. OF     TOTAL
     DECLARED     PAID     SHARES     DIVIDEND
     2/24/99     4/01/99     3     $1.8

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE XII
LONG-TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For
Account 224 - Other
     long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



     TERMS OF OBLIG     DATE               BALANCE AT               BALANCE AT
NAME OF     CLASS & SERIES     OF     INTEREST     AMOUNT
BEGINNING          DEDUCTIONS     CLOSE
CREDITOR     OF OBLIGATION     MATURITY     RATE     AUTHORIZED     OF
YEAR     ADDITIONS     (1)     OF YEAR

ACCOUNT 223 -
 ADVANCES FROM
 ASSOCIATE
 COMPANIES:     None     None



ACCOUNT 224 -
 OTHER LONG-TERM
 DEBT:     None     None
          ----     ----
     TOTAL     None     None
          ====     ====


(1) Give an explanation of deductions:

     None

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Thousands)

SCHEDULE XIII
CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.
                    BALANCE AT     BALANCE AT
                    BEGINNING     CLOSE
DESCRIPTION          OF YEAR     OF YEAR
ACCOUNT 233 -     NOTES PAYABLE TO ASSOCIATE
               COMPANIES

     See Note A, Schedule XIV
                    -------     -------
          TOTAL
                    =======     =======

ACCOUNT 234 -     ACCOUNTS PAYABLE TO ASSOCIATE
               COMPANIES

     Massachusetts Electric Company     $  455     $  453
     New England Power Company          195
     Granite State Electric Company     1     8
     The Narragansett Electric Company     11     19
     Wayfinder, Inc.     -     (1)
                    -------     ------
          TOTAL          $  467     $  674
                    =======     ======

ACCOUNT 242 -     MISCELLANEOUS CURRENT AND
               ACCRUED LIABILITIES

     Group Insurance     $  136     $    -
     NEES Goals          2,736     2,338
     Thrift Plan          881     1,087
     Property Under Capital Lease     1,829
     Healthcare Costs     56     166
     Accrued Payroll and Vacation Costs     2,661     4,672
                    -------     -------
          TOTAL          $8,299     $8,263
                    =======     =======

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999

SCHEDULE XIV
NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
Note A
     During 1981, certain subsidiaries of New England Electric System established a money pool to more effectively utilize cash resources of subsidiaries and to reduce outside short-term borrowings. The SEC authorized the establishment of the money pool in Release No. 35-21987. In 1983, the terms were amended in Release No. 35-22900 to allow New England Electric System to invest in the money pool. In 1986, the terms were amended in Release No. 35-24232 to allow New England Energy Incorporated and NEES Energy, Incorporated to invest in the money pool and New England Electric Transmission Corporation to invest in and borrow from the money pool. In 1988, the terms were amended in Release No. 35-24733 to allow New England Hydro-Transmission Electric Company Incorporated and New England Hydro-Transmission Corporation to invest in the money pool. In 1992, the terms were amended in Release No. 35-25483 to remove NEES Energy, Incorporated from participation in the money pool, to allow New England Hydro-Transmission Electric Company and New England Hydro-Transmission Corporation to borrow from the money pool, to allow New England Hydro Finance Company, Incorporated and Narragansett Energy Resources Company to invest in the money pool and to divide the borrowing members of the money pool into Group I and Group II, consisting of wholly owned subsidiaries and non-wholly owned subsidiaries, respectively, with different borrowing priorities. In 1995, the terms were amended in Release No. 35-26439 to allow Nantucket Electric Company to invest in and borrow from the money pool.

     Short-term borrowing needs of subsidiaries are met first with available funds of other subsidiaries. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies who invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

     New England Power Service Company was designated to administer the pool as agent for the member companies. The Company has classified pool transactions of the member companies on a net basis in the current and prior year balance sheets.

     At December 31, 1999 the detail of this pool was as follows (in thousands):
Investments in the Pool:
     New England Hydro-Trans. Electric Co., Inc.     $  2,625
     New England Power Company     204,325
     New England Energy Incorporated     9,800
     Granite State Electric Company     5,775
     New England Hydro-Transmission Corp     775     $223,300
               --------     ========
Borrowings from the Pool:
     New England Power Service Company     5,325
     Nantucket Electric Company     2,300
     Massachusetts Electric Company     43,000
     The Narragansett Electric Company     9,725
     New England Electric Transmission Corp.     4,150
               --------
               $ 64,500
Investments outside the Pool     $158,800     $223,300
               --------     ========

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE XV
STATEMENT OF INCOME

ACCOUNT     DESCRIPTION     CURRENT     PRIOR
          YEAR     YEAR
     INCOME

457     Services rendered to associate companies     $206.7     $209.4
458     Services rendered to nonassociate companies     .2     .7
421     Miscellaneous income or loss
               ------     ------
          TOTAL INCOME     $206.9     $210.1
               ------     ------

     EXPENSE

920     Salaries and wages     90.4     90.5
921     Office supplies and expenses     41.9     40.3
922     Administrative expense transferred - credit
923     Outside services employed     28.6     26.8
924     Property insurance          .1
925     Injuries and damages     1.3     1.5
926     Employee pensions and benefits     20.4     23.4
928     Regulatory commission expense     .1     .1
930.1     General advertising expenses
930.2     Miscellaneous general expenses     .9     .6
931     Rents          12.8     15.8
932     Maintenance of structures and equipment     1.8     1.8
403     Depreciation and amortization expense
408     Taxes other than income taxes     5.7     7.0
409     Income taxes     3.7     4.7
410     Provision for deferred income taxes     5.0
411     Provision for deferred income taxes - credit     (8.2)     (4.9)
411.5     Investment tax credit
419     Interest income     (2.3)     (2.0)
426.1     Donations          .3     .3
426.5     Other deductions
427     Interest on long-term debt
430     Interest on debt to associate companies     .2     .1
431     Other interest expense     2.5     2.2
               ------     ------
          TOTAL EXPENSE     $205.1     $208.3
               ------     ------
          NET INCOME OR (LOSS)     $  1.8     $  1.8
               ======     =======

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

ANALYSIS OF BILLING

ASSOCIATE COMPANIES
ACCOUNT 457

     DIRECT     INDIRECT     COMPENSATION     TOTAL
     COSTS     COSTS     FOR USE     AMOUNT
NAME OF ASSOCIATE COMPANY     CHARGED     CHARGED     OF CAPITAL     BILLED
     457-1     457-2     457-3

New England Electric System     9.1     1.5     0.1     10.7
Nantucket Electric Company     1.2     0.2          1.4
Massachusetts Electric Company     89.2     13.3     .8     103.3
New England Hydro-Transmission
     Electric Co., Inc.     2.2     0.8          3.0
New England Hydro-Transmission Corp.     0.7     0.1          0.8
New England Power Company     31.0     12.0     0.5     43.5
New England Electric Transmission
     Corp.      0.5     0.2          0.7
Granite State Electric Company     3.8     0.6          4.4
The Narragansett Electric Company     28.1     4.2     0.3     32.6
New England Energy Incorporated     0.1               0.1
Wayfinder, Inc.     1.3     0.3          1.6
NEES Communications, Inc.     2.2     1.0     0.1     3.3
NEES Energy, Inc.     0.1               0.1
AllEnergy Marketing Company, L.L.C.     0.9     0.3          1.2
          ------     -----     ----     ------
          TOTAL     170.4     34.5     1.8     206.7
               ======     =====     ====     ======

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
ACCOUNT 458
     DIRECT     INDIRECT     COMPENSATION          EXCESS     TOTAL
     COST     COST     FOR USE     TOTAL     OR     AMOUNT
NAME OF NONASSOCIATE COMPANY     CHARGED     CHARGED     OF CAPITAL
COST     DEFICIENCY     BILLED
     458-1     458-2     458-3          458-4
1)   MediaOne     $.1     -     -     $.1     -     $.1
2)   Other     .1     -     -     .1          .1

          -----     ----     ---     -----     ---     -----
            TOTAL     $.2     -     -     $.2     $ -     $.2
          =====     ====     ===     =====     ===     =====


INSTRUCTION: Provide a brief description of the services rendered to each nonassociated company:
1)  Dielectric Testing of Rubber Goods
2)  Billing related to use of NEES Training Center, Dielectric Testing of
Rubber Goods and other miscellaneous
         services.





ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)
SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NONASSOCIATE COMPANIES
              ASSOCIATE COMPANY CHARGES     NONASSOCIATE COMPANY CHARGES
TOTAL CHARGES FOR SERVICE
          -------------------------     ----------------------------
-------------------------
     DIRECT     INDIRECT          DIRECT     INDIRECT          DIRECT
INDIRECT
     COST     COST     TOTAL     COST     COST     TOTAL     COST
COST      TOTAL
920     Salaries and Wages     $79.6     $10.7     $90.3     0.1
0.1     $79.7     $10.7     $90.4
921     Office Supplies and Expenses     31.1     10.7     41.8
0.1          0.1     31.2     10.7     41.9
922     Administrative Expense
       Transferred-Credit
923     Outside Services Employed     27.1     1.5     28.6
27.1     1.5     28.6
924     Property Insurance
925     Injuries and Damages     1.1     0.2     1.3
1.1     0.2     1.3
926     Employee Pensions and Benefits     17.7     2.7
20.4                    17.7     2.7     20.4
928     Regulatory Commission Expense     0.1          0.1
0.1          0.1
930.1     General Advertising Expenses
930.2     Miscellaneous General Expenses     0.8     0.1
0.9                    0.8     0.1     0.9
931     Rents     5.9     6.9     12.8                    5.9     6.9     12.8
932     Maintenance of Structures and
       Equipment     0.2     1.6     1.8                    0.2     1.6
1.8
403     Depreciation and Amortization
       Expense
408     Taxes Other Than Income Taxes     4.9     0.8
5.7                    4.9     0.8     5.7
409     Income Taxes          3.7     3.7                         3.7     3.7
410     Provision for Deferred Income
      Taxes          5.0     5.0                         5.0     5.0
411     Provision for Deferred Income
       Taxes-Credit          (8.2)     (8.2)                         (8.2)
(8.2)
411.5     Investment Tax Credit
419     Interest Income          (2.3)     (2.3)
(2.3)     (2.3)
426.1     Donations          0.3     0.3                         0.3     0.3
426.5     Other Deductions
427     Interest on Long-Term Debt
431     Other Interest Expense     1.9     0.6     2.5
1.9     0.6     2.5
               --------     -------     --------     ------     ---
------     --------     -------     --------
          TOTAL EXPENSES     $170.4     $34.3     $204.7     $0.2     $0.0
$0.2     $170.6     $34.3     $204.9
               ========     =======     ========     ======     ===
======     ========     =======     ========
     Compensation for use of
       Equity Capital               1.8                              1.8
                         -------               ------               -------
430     Interest on Debt to
       Associate Companies               0.2                              0.2
                         --------               ------               --------
          TOTAL COST OF SERVICE               $206.7
$0.2               $206.9
                         ========               ======               ========
     INSTRUCTION:Total cost of service will equal for associate and nonassociate companies the total amount billed under
their separate analysis of billing schedules.

Page 24

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)
SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
          TOTAL
     DESCRIPTION OF ITEMS     AMOUNT     OVERHEAD     01     02     03     04
          ------     --------     ------     ------     ------     ------
920     Salaries and wages     $90.4          $6.7     $3.3     $6.0     $2.4
921     Office supplies and expenses     41.9          2.2     2.9     2.2
0.1
922     Administrative expense transferred - credit
923     Outside services employed     28.6          5.8     0.2     0.4
924     Property insurance
925     Injuries and damages     1.3
926     Employee pensions and benefits     20.4          0.2
928     Regulatory commission expense     0.1
930.1     General advertising expenses
930.2     Miscellaneous general expense     0.9
931     Rents          12.8               0.4     0.9
932     Maintenance of structures and equipment     1.8
403     Depreciation and amortization expense
408     Taxes other than income taxes     5.7          0.2     0.3     0.5
0.2
409     Income taxes     3.7     3.7
410     Provision for deferred income taxes     5.0     5.0
411     Provision for deferred income taxes - credit     (8.2)     (8.2)
411.5     Investment tax credit
419     Interest income     (2.3)
426.1     Donations          0.3
426.5     Other deductions
427     Interest on long-term debt
430     Interest on debt to associate companies     0.2
431     Other interest expense     2.5
               ------     ----     ----     ----     ----     -----
          TOTAL EXPENSES     $205.1     $0.5     $15.1     $7.1     $10.0
$2.7
               ======     ====     ====     ====     ====     =====


INSTRUCTION:Indicate each department or service function.  (see Instruction
01-3 General Structure of Accounting System: Uniform System of Accounts)

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE XVII - CONTINUED

ACCOUNT
NUMBER     05     06     07     08     09     10     11     12     13
14     15
-------     -------     -------     -------     -------     -------
-------     -------     -------     -------     -------     -------
920     1.5     5.2     11.7     3.3     0.7     0.6     18.4     2.1
0.4     7.4     0.6
921          1.4     17.4     2.5     0.1          2.4     1.0
1.4     0.1
922
923          1.7     15.9     0.8          0.2     0.1          0.1     0.5
924
925          0.6                              0.6
926          19.7     0.1               0.1          0.1
928
930.1
930.2          0.5                              0.2
931          2.3     4.5     0.3               0.6
932          1.5
403
408     0.1     0.3     0.8     0.2     0.1          1.4     0.1          0.3
409
410
411
411.5
419          (2.3)
426.1          0.2                                        0.1
426.5
427
430                                                  0.2
431          0.4                                        2.1
     ----     ----     -----     -----     ----     ----     ----
-----     ----     ---     -----
          $1.6     $31.5     $50.4     $7.1     $0.9     $0.9     $22.9
$4.1     $0.5     $12.0     $0.7
          ====     ====     =====     =====     ====     ====     ====
=====     ====     ===     =====


ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE XVII - CONTINUED
ACCOUNT
 NUMBER     16     17     18     19
-------     -------     -------     -------     -------     -------
-------     -------     -------     -------     ------
920     11.5     5.5     0.7     2.4
921     5.9     0.9     1.2     0.2
922
923     1.7     0.8     0.4
924
925     0.1
926               0.2
928          0.1
930.1
930.2               0.2
931     3.8
932     0.3
403
408     0.9     0.2          0.1
409
410
411
411.5
426.1
426.5
427
430
431
     -----     -----     ----     ----     ----     ----     ----     ----
----     ----
          $24.2     $7.5     $2.7     $2.7
          =====     =====     ====     ====     ====     ====     ====
====     ====     ====

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920


               DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT               INCLUDED IN AMOUNTS BILLED TO     NUMBER
               -------------------------------     PERSONNEL
Indicate each dept. or     TOTAL     PARENT     OTHER     NON     END OF
service function     AMOUNT     COMPANY     ASSOCIATES     ASSOCIATES     YEAR
01     Management     $ 6.7     $1.5     $ 5.2     $-     14
02     Customer Service     3.3     -     3.3     -     49
03     Engineering     6.0     -     6.0     -     75
04     Supply Chain
          Management     2.4     -     2.4     -     35
05     Transmission     1.5     -     1.5     -     21
06     Human Resources     5.2     .7     4.5     -     38
07     Information Services     11.7     -     11.7     -     159
08     Demand Side Management     3.3     -     3.3     -     40
09     Rates     .7     -     .7     -     6
10     Environmental     .6     -     .6     -     6
11     Construction     18.4     -     18.4     -     285
12     Treasury/Financial     2.1     .5     1.6     -     20
13     Financial Forecasting     .4     -     .4     -     5
14     Corporate Accounting     7.4     .1     7.3     -     69
15     Internal Audit     .6     -     .6     -     9
16     Retail Operations     11.5     -     11.5     -     158
17     Corporate Legal     5.5     .5     5.0     -     30
18     Corporate
          Communications     .7     -     .7     -     9
19     New Business
          Development     2.4     -     2.4     -     18
               ------     ------     ------     ------     ------
          TOTAL     $90.4     $3.3     $87.1     -     1046
               ======     ======     ======     ======     ======

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions)

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee
          and included within one subaccount is less than $100,000,
          only the aggregate number and amount of all such payments
          included within the subaccount need be shown.  Provide a
          subtotal for each type of service.
          RELATIONSHIP
          "A"- ASSOCIATE
FROM WHOM PURCHASED     TYPE OF SERVICE     "NA"- NON ASSOCIATE     AMOUNT

LEGAL SERVICES

     Hale & Dorr     Legal Services     NA     $0.1

     Halloran & SageLegal Services     NA     0.2

     Eighteen Vendors          NA     0.5
     (Each Under $100,000)               ----
               TOTAL LEGAL SERVICES          0.8
                         ----
ENGINEERING SERVICES

     Haley & Aldrich     Environmental Engineering
                Services     NA     0.2

     Clarence J. Sasso     Engineering Services     NA     0.2

     Thirteen Vendors          NA     0.1
          (Each Under $100,000)          ----
               TOTAL ENGINEERING SERVICESS          0.5
                         ----

MANAGEMENT CONSULTING SERVICES

     Higher Ground Associates     Management Consultants     NA     0.1

     Hewitt Associates     Management Consultants     NA     0.5

     Mercer Management     Management Consultants     NA     2.6

     Eight Vendors          NA     0.3
     (Each Under $100,000)               -----
               TOTAL MANAGEMENT CONSULTING SERVICES     3.5
                         -----

ACCOUNTING SERVICES
     Pricewaterhouse CoopersAccounting ConsultantsNA     0.1
                         -----
               TOTAL ACCOUNTING SERVICES     0.1
                         -----

Page 29

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
For the Year Ended December 31, 1999
(In Millions)
OUTSIDE SERVICES EMPLOYED - CONTINUED
ACCOUNT 923
          RELATIONSHIP
          "A"- ASSOCIATE
FROM WHOM PURCHASED     TYPE OF SERVICE     "NA"- NON ASSOCIATE     AMOUNT

OTHER SERVICES

     Advance     Information Systems
                Professional Services     NA     0.1

     Agnew Carter McCarthy, Inc     Human Resources Management
                Services     NA     0.3

     Alpine Computer Systems,Information Systems
      Inc.           Professional Services     NA     0.5

     American Consulting Group     Human Resources Management
                Services     NA     0.2

     Apex Consulting     Information Systems
                Professional Services     NA     0.3

     Applied MarketingDemand Side Management
                ConsultingNA     0.4

     Choate, Hall & StewartLegislative ConsultingNA     0.1


     Command Systems     Information Systems
                Professional Services     NA     0.2

     Computer Associates     Information Systems
                Professional Services     NA     0.2

     EDP Contract Services     Information Systems
                Professional Services     NA     0.4

     Eliassen Group, Inc.     Information Systems
                Professional Services     NA     0.2

     IBM     Information Systems
                Professional Services     NA     5.9

     Keane, Associates     Information Systems
                Professional Services     NA     5.4

     Lighthouse Computer     Information Systems
   Services           Professional Services     NA     0.1

     Maxima Consulting, Inc.     Information Systems
                Professional Services     NA     0.3

     Merrill LynchInvestment Banking ServicesNA     2.9

     Micro Tech ConsultantsInformation Systems
                Professional ServicesNA     0.1

Page 30

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions)

OUTSIDE SERVICES EMPLOYED - CONTINUED
ACCOUNT 923
          RELATIONSHIP
          "A"- ASSOCIATE
FROM WHOM PURCHASED     TYPE OF SERVICE     "NA"- NON ASSOCIATE     AMOUNT


     MODIS          Information Systems
                Professional Services     NA     0.1

     Navigant ConsultingDemand Side Management
                ConsultingNA     0.2

     New Boston Systems     Information Systems
                Professional Services     NA     1.3

     Palmer & AssociatesInformation Systems
                Professional ServicesNA     0.1

     Plangraphics, Inc     Information Systems
                Professional Services     NA     0.2

     Reliance Systems     Information Systems
                Professional Services     NA     0.7

     Regional Economic
      Research, Inc.Professional ServicesNA     0.2

     Sullivan & Cogliano     Information Systems
                Professional Services     NA     0.2

     Systems & Management     Information Systems
      Consulting      Professional Services     NA     0.2

     Towers, Perrin     Human Resources
      Forster & Crosby      Management Services     NA     0.2

     Waterfield Technology GroupInformation Systems
                Professional ServicesNA     0.5

     WorkscapeHuman Resources Management
                ServicesNA     0.2

     Seventy-Five vendors     Miscellaneous Services     NA     2.0
(each under $100,000)               ------
               TOTAL OTHER SERVICES          23.7
                         ------
                              GRAND TOTAL          28.6
                                        ======

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Thousands)

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


     DESCRIPTION     AMOUNT
     Pensions          $ 8,455
     Postretirement Benefits Other than Pensions     5,231
     Postemployment Benefits     (441)
     Group Insurance Premiums     775
     Executive Life Insurance     (1,444)
     Medical Insurance Premiums     3,791
     Employee Publications     101
     Employee Health Program     372
     Employee Educational Aid     274
     Employee Thrift Plan     2,191
     Employee Termination Costs     211
     Employee Occupational Health Service     109
     Employee Awards     97
     Employee Benefits Administration     548
     Miscellaneous (Each Under $25,000)     98
               -------
          TOTAL     $20,368
               =======


ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Thousands)

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1



INSTRUCTIONS: Provide a listing of the amount included in Account
     930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


     DESCRIPTION          NAME OF PAYEE     AMOUNT

                         None
                         ----
          TOTAL               None
                         ====

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Thousands)

MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2



INSTRUCTIONS: Provide a listing of the amount included in Account
     930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.
     Section 441 (b) (2)) shall be separately classified.


     DESCRIPTION               AMOUNT

     Annual Report Costs          $171
     Annual Meeting Costs          102
     Membership Dues - Company     605
                         ----
          TOTAL               $878
                         ====

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

RENTS
ACCOUNT 931



INSTRUCTIONS: Provide a listing of the amount included in Account
     931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

     TYPE OF PROPERTY     AMOUNT

     Building Rents     $ 4.4

     Microwave and Telemetering Equipment     1.3

     Computer Hardware and Software     2.4

     Transportation Equipment     1.3

     Capital Lease - Computer Information Systems     1.9

     Office and Other Equipment     1.5
               -----
          TOTAL     $12.8
               =====

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
     Income Taxes".  Separate the analysis into two groups:
     (1) other than U.S. Government taxes, and (2) U.S.
     Government taxes.  Specify each of the various kinds
     of taxes and show the amounts thereof.  Provide a subtotal for each class of tax.
     KIND OF TAX     AMOUNT
     1)     OTHER THAN U.S. GOVERNMENT TAXES
               State Unemployment     $ .4
                         ------
                    SUBTOTAL     $ .4
                         ------
     2)     U.S. GOVERNMENT TAXES
               Federal Unemployment     $ .1
               Federal Insurance Contribution Act - Company     5.2
                         ------
                    SUBTOTAL     $5.3
                         ------
                    TOTAL     $5.7
                         ======

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

DONATIONS
ACCOUNT 426.1

INSTRUCTIONS:Provide a listing of the amount included in Account 426.1,
"Donations", classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
NAME OF RECIPIENT     PURPOSE OF DONATION     AMOUNT
United Way     Matching Gifts Program     $106

W.G.B.H.     Matching Gifts Program     8

Dana-Farber Cancer Institute     Matching Gifts Program     6

Greater Worcester Community
  FoundationMatching Gifts Program     6

American Cancer Society     Matching Gifts Program     5

American Textile History MuseumMatching Gifts Program     5

Boston Ballet CompanyMatching Gifts Program     5

Massachusetts Institute
  of Technology     Matching Gifts Program     5

Northeastern UniversityMatching Gifts Program     5

St. John's Seminary     Matching Gifts Program     5

American Red CrossMatching Gifts Program     4

Town of Westborough     Matching Gifts Program     4

Vermont Historical SocietyMatching Gifts Program     4

West Point Fund/AssocMatching Gifts Program     4

Belmont Hill School     Matching Gifts Program     3

Clark UniversityMatching Gifts Program     3

College of the Holy CrossMatching Gifts Program     3

Harpsichord Unlimited     Matching Gifts Program     3

Merrimack College     Matching Gifts Program     3

Saint Mary's High SchoolMatching Gifts Program     3

YMCA of Greater Worcester     Matching Gifts Program     3

Miscellaneous (542 Items)     Matching Gifts Program for
     (Each Vendor Under $3,000)     educational institutions and
          other charitable organizations     133
               -----
          TOTAL     326
               =====

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

OTHER DEDUCTIONS
ACCOUNT 426.5



INSTRUCTIONS:  Provide a listing of the amount included in Account
     426.5, "Other Deductions", classifying such expenses according to their nature.


     DESCRIPTION     NAME OF PAYEE     AMOUNT

               None
               ----
          TOTAL     None
               ====

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME



INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


     No Significant Notes

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
ORGANIZATION CHART

For the Year Ended December 31, 1999
         Chairman NEES
          (01)
          !
          !
President & Chief Executive
          Officer NEES
          (01)
          !
          !
--------------------------------------------------------------------------------
---------------------------------------
     !     !     !     !     !     !
     President &     Vice President     Sr.Vice President     Sr.Vice
President     Treasurer     President
     CEO of     NEES     NEES     NEES     NEES     NEPCo
     Distribution     !     !     !     !     !
     Subsidiaries     !     !     !     !     !
     (01)     (01)     (14)     (01)     (12)     (01)
     !     !     !     !     !     !
     !     !     !     !     !     !
     Customer Service     Supply Chain     Environmental     Rates     New
Business     Transmission
     (02)       Management     (10)     (09)       Development     (05)
     !     (04)     !     !     (19)
     !     !     !     !
     Engineering     Human Resources     Corporate Legal
Treasury/Financial
     (03)     (06)     (17)     (12)
     !     !     !     !
     !     !     !     !
     Demand Side     Information     Corporate     Financial Forecasting
       Management       Services       Communications     (13)
     (08)     (07)     (18)     !
     !               !
     Environmental               Corporate Accounting
     (10)               (14)
     !               !
     Construction               Internal Audit
     (11)               (15)
     !
     Retail Operations
     (16)


The numbers that appear with Department are a cross reference to Page 27.

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999

METHODS OF ALLOCATION



     Inventory, less fuel

     Microwave air line circuit miles

     Number of employees

     Number of customers

     Number of meters in service

     Transmission and distribution operation and maintenance expenses (excluding transmission of electricity by others), customers accounts, customer service and information, and sales expenses.

     Number of purchase orders

     Archive space occupied

     Budgeted transmission/distribution
     operation and maintenance expenditures

     Budgeted transmission/distribution
     capital expenditures

     Number of aerial devices

     Average of number of purchase orders issued, number of checks processed and inventory balances

Total billings to associated companies for services rendered (excluding convenience payments)

     Materials and supplies issues

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1999
(In Millions, Rounded to Hundred Thousands of Dollars)

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

     As authorized by Commission's File No. 70-6353 and amendment No. 11 dated
August 18, 1995, New England Power Service Company included in its service charge to customers for the year 1999 the amount of $1.8 million dollars.  The following is a schedule indicating a breakdown of this billing:
     Associated     Non-Associated
     Companies     Companies     Total
     ------------     ----------------     ---------
Total Compensation     $1.8     -     $1.8

Excess of Revenues Billed
     Over Costs Incurred to
     Non-Associated Companies     -     -     -
               ----     ---     ----
Compensation for Use of     $1.8     -     $1.8
     Equity Capital Billed
               ====     ===     ====


     The Company is authorized by this order and amendment thereto to use a rate of return on Common Equity of New England Power Company as authorized in FERC proceedings. The calculation of the authorized amount is as follows:

     Common Equity:

          Capital Contributions from NEES               $16.4
          Common Shares
                              -----
                              $16.4
                              -----

               Amount of Equity return
               January - December @ 11.25%               $1.8
                                   =====

ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
For the Year Ended December 31, 1999

SIGNATURE CLAUSE



     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



New England Power Service Company
---------------------------------
(Name of Reporting Company)




By:     s/ Kwong O. Nuey, Jr.
               -------------------------------
               (Signature of Signing Officer)




K. O. Nuey, Jr. Vice President and Controller
-------------------------------------------
(Printed Name and Title of Signing Officer)